DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
(212) 450-4560

[redacted] GNON

02028741

M MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-4939

April 30, 2002

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

APR 30

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

- Significant Event dated March 20, 2002
- Significant Event dated March 22, 2002

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

dw 5/2

In compliance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

SIGNIFICANT EVENT

1. The Company's Ordinary Shareholders' Meeting today approved the following resolutions, based on the proposals of the Board of Directors:

   - Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group.

   - Distribution of a dividend of 0.41 euros per share paid out of 2001 earnings which, after deducting the interim dividend, will amount to a payment of 0.23 euros per share, which will be paid from 10 May 2002.

   - The conduct of business by the Board of Directors in 2001.

   - Appointment of Mr. Joaquín Ayuso García as a member of the company's Board of Directors.

   - Re-appointment of the directors Mr. Santiago Bergareche Busquet, Mr. Jaime Carvajal Urquijo and Mr. Fernando del Pino y Calvo-Sotelo.

   - Amendment to article 25 of the bylaws relating to remuneration of members of the board of directors by adding a new paragraph to establish remuneration formulas which comprise the delivery of shares or options thereon or a system referenced to the value of the shares.

     Because of this amendment to the bylaws, it was resolved that part of the Board of Directors' remuneration, initially set at €20,000, be quantified by applying the increase or decrease of the company's share price in the securities markets during the year.

     In 2002, this system will be applied on €20,000 of each director's total remuneration and, in subsequent years, the amount that is set for this item in the year immediately before the remuneration year, subject to a maximum increase of 3%.

This system will last for five years, so it will be applicable to the remuneration for the years 2002 to 2007 (both inclusive).

- Authorization so that the Board of Directors can acquire the company's own shares, either directly or via dependent companies, representing up to 5% of capital stock, and revocation of the previous authorization resolved by the Shareholders' Meeting on 30 March 2001.

- Delegation of powers to the Chairman and to the Director-Secretary to formalize, inscribe and execute the resolutions adopted by the Shareholders' Meeting.

The terms of the resolutions approved by the Shareholders' Meeting with regard to all the items on the agenda coincide with the proposed resolutions sent to the CNMV on 1 March 2002.

2. The Board of Directors approved the appointment of Mr. Joaquín Ayuso García as the Chief Executive Officer and as a member of the Executive Committee. The directors Mr. Santiago Bergareche Busquet, Mr. Jaime Carvajal Urquijo and Mr. Fernando del Pino y Calvo-Sotelo were re-appointed as members of said Committee.

Madrid, 22 March 2002

José María Pérez Tremps
Director-General Secretary of Grupo Ferrovial, S.A.